

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2016

Mail Stop 4561

Ken Xie
Chief Executive Officer
Fortinet, Inc.
899 Kifer Road
Sunnyvale, CA 94086

      Re: Fortinet, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2015
             File No. 001-34511
             Filed February 26, 2016

Dear Mr. Xie:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Jan Woo

                                   Jan Woo
                                   Branch Chief - Legal
                                   Office of Information
                                   Technologies and Service

cc: John Whittle, Esq.